SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

02 September, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Ian Tyler appointed bp Chair dated 02 September 2026

Exhibit 1.1

2 September 2026

Ian Tyler appointed bp Chair

BP p.l.c. ("bp") today announces that it has appointed Ian Tyler as Chair of the company following an extensive search process, including both internal and external candidates. He will assume the role immediately.

Ian joined the bp Board as a non-executive director in April 2025 and was appointed Interim Chair on 26 May 2026.

Ian has worked alongside more than 15 chief executives during his extensive non-executive career spanning listed and private companies across oil and gas, natural resources and engineering businesses. He is currently Chair of Grafton Group plc and Senior Independent Director of Anglo American plc.  He has also previously chaired Cairn Energy plc and served as non-executive director of BAE Systems plc.

Commenting on the appointment, Dame Amanda Blanc, bp's Senior Independent Director, said: "I am delighted that the board has unanimously appointed Ian Tyler as Chair of bp. Ian brings significant experience providing challenge and support to executive teams, while maintaining strong governance and oversight on behalf of shareholders.

"These qualities have been evident during his time as Interim Chair, where he has secured the confidence of the board and executive management through his considered leadership, judgement and integrity."

Ian added: "I am honoured that the board of bp has appointed me as its chair. It has been a privilege to work directly with Meg O'Neill over the past few months and to see the impact she has had since her arrival.

"I will lead the board's evolution, ensuring we have the depth, experience and capabilities needed to support the company's strategic priorities and long-term value creation. I am committed to establishing regular and transparent engagement with our shareholders, while continuing to support the wider leadership team as they deliver the performance and value our shareholders rightfully expect."

bp also announces that Dame Amanda Blanc has informed the board that she will not stand for re-election at the 2027 AGM and will step down from the board once a successor has been appointed as Senior Independent Director.

Commenting on Dame Amanda's decision, Ian said: "On behalf of the board, I would like to thank Amanda for her enormous contribution to the company. While I had asked Amanda to stay, she believes that after four years and having just completed the management of the chair search process, now is an appropriate time to plan her departure from the board and I respect that decision.

"Personally, I have hugely valued her insight and counsel, and I am very grateful that she has agreed to continue until such time as her successor is appointed."

Dame Amanda added: "It has been an honour to have served on the board of bp and as senior independent director. I will leave knowing that bp has a strong foundation with Meg and Ian now in place and wish them and the company every success for the future."

-ENDS-

Contact:
bp press office, London: bppress@bp.com

Notes to editors:
●   Ian joined the bp Board as a Non-Executive Director in April 2025 and was appointed Interim Chair on 26 May 2026.
●   Ian is currently Chair of Grafton Group plc.
●   He is also Senior Independent Director of Anglo American plc.
●   Previous chair appointments include Cairn Energy plc (2014-2020), Vistry Group plc (2013-2022), Affinity Water Limited (2021-2025), The Atomic Weapons Establishment (2016-2021) and Al Noor Hospitals Group (2013-2016).
●   Previous non-executive director roles include BAE Systems plc (2013-2022), including Chair of the Corporate Responsibility Committee.
●   Prior to his board career, Ian spent 17 years at Balfour Beatty plc, serving as Chief Executive Officer from 2005 to 2013.
●   Given the significance of the role, Ian will review his existing board commitments to ensure that he can devote the appropriate time and attention to the company.

Cautionary Statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), bp is providing the following cautionary statement. This press release contains certain forecasts, projections and other forward-looking statements - that is, statements related to future, not past, events and circumstances which may relate to one or more of the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results may differ from those expressed in such statements, depending on a variety of factors including the risk factors set forth in our most recent Annual Report and Form 20-F under 'Risk factors'.

Our most recent Annual Report and Form 20-F is available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 September 2026
/s/ Alasdair Murray
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Alasdair Murray
Interim Company Secretary